Exhibit 99.1

CordovaCann Corp.
(Formerly LiveReel Media Corporation)

Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended December 31, 2017 and 2016

(Expressed in Canadian Dollars)

CordovaCann Corp.

Notice to Reader of the Unaudited Condensed Interim Consolidated Financial Statements

The accompanying unaudited condensed interim consolidated financial statements of CordovaCann Corp. (formerly LiveReel Media Corporation) for the three and six months ended December 31, 2017 have been prepared in accordance with International Financial Reporting Standards, consistently applied.

The accompanying unaudited condensed interim consolidated financial statements have been prepared by and are the responsibility of the Company’s management. The Company’s independent auditor has not performed a review of the unaudited condensed interim consolidated financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of condensed interim consolidated financial statements by an entity’s auditor.

March 1, 2018

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Condensed Interim Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)
	December 31, 2017	June 30, 2017
ASSETS
Current assets
Cash	$137,763	$-
Prepaid expense	35,222	6,756
Total current assets	172,985	6,756
Long term assets
Equipment (note 6)	35,584	-
Total assets	$208,569	$6,756
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$96,328	$88,415
Due to related parties (note 7)	105,136	170,170
Related party notes payable (note 8)	-	374,647
Total liabilities	201,464	633,232

SHAREHOLDERS’ DEFICIENCY
Share capital (note 10)	9,200,669	7,880,660
Contributed surplus	511,060	361,196
Accumulated deficit	(9,704,624)	(8,868,332)
Total shareholders’ deficiency	7,105	(626,476)
Total liabilities and shareholders’ deficiency	$208,569	$6,756

Going concern (note 1)
Related party transactions (note 11)
Subsequent events (note 15)

Approved on behalf of the Board:

“Henry J. Kloepper”, Director	“Graham Simmonds”, Director
(signed)	(signed)

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Unaudited Condensed Interim Consolidated Statements of Operations and Comprehensive Loss
(Expressed in Canadian Dollars)
	Three Months Ended December 31, 2017	Three Months Ended December 31, 2016	Six Months Ended December 31, 2017	Six Months Ended December 31, 2016

Revenue	$-	$-	$-	$-
Expenses
Consulting fees	230,151	-	230,151	-
Share based compensation	149,864	-	149,864	-
Legal and professional fees	17,285	1,500	19,410	3,750
Shareholders information	7,519	3,939	15,356	9,320
Office and general	28,681	240	28,681	240
Financing costs	-	13,712	14,877	26,983
Depreciation	1,873	-	1,873	-
Loss on settlement of debt	382,704	-	382,704	-
Foreign exchange	(6,586)	-	(6,624)	-

Net loss and comprehensive loss	$811,491	$19,391	$836,292	$40,293
Net loss per share – basic and diluted	$0.026	$0.001	$0.031	$0.002
Weighted average number of shares outstanding	30,638,848	23,521,744	27,080,296	23,521,744

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Unaudited Condensed Interim Consolidated Statements of Changes in Equity
(Expressed in Canadian Dollars)
	Number of Shares	Share Capital	Contributed Surplus	Accumulated Deficit	Shareholders’ Deficiency
Balance, June 30, 2016	23,521,744	$7,880,660	$361,196	$(8,779,927)	$(538,071)
Net loss for the period	-	-	-	(40,293)	(40,293)
Balance, December 31, 2016	23,521,744	$7,880,660	$361,196	$(8,820,220)	$(578,364)

Balance, June 30, 2017	23,521,744	$7,880,660	$361,196	$(8,868,332)	$(626,476)
Common shares issued for settlement of a shareholder loan	7,681,110	766,759	-	-	614,488
Common shares issued for private placement	5,532,500	553,250	-	-	553,250
Issuance of warrants	-	-	149,864	-	149,864
Net loss for the period	-	-	-	(836,292)	(684,021)
Balance, December 31, 2017	36,735,354	$9,200,669	$511,060	$(9,704,624)	$(7,105)

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Unaudited Condensed Interim Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
	Three Months Ended December 31, 2017	Three Months Ended December 31, 2016	Six Months Ended December 31, 2017	Six Months Ended December 31, 2016
OPERATING ACTIVITIES
Net loss for the period	$(811,491)	$(19,391)	$(836,292)	$(40,293)
Adjustment for non-cash items:
Accrued related party interest	-	13,712	14,877	26,983
Shares issued on consulting agreement	20,000	-	20,000	-
Loss on settlement of debt	382,704	-	382,704	-
Share based compensation	149,864	-	149,864	-
Depreciation	1,873	-	1,873	-
Changes in working capital items:
HST receivable	-	(1,239)	-	(1,356)
Prepaid expense	(32,519)	(4,910)	(28,466)	(2,428)
Accounts payable and accrued liabilities	2,462	11,828	7,914	15,735
Due to related parties	138,472	-	138,472	-
Cash used in operating activities	(148,635)	-	(149,054)	(1,359)

INVESTING ACTIVITIES
Purchase of equipment	(37,457)	-	(37,457)	-
Cash used in investing activities	(37,457)	-	(37,457)	-

FINANCING ACTIVITIES
Advances from related parties	1,121	-	1,540	1,359
Repayments to related parties	(166,835)	-	(166,835)	-
Repayments of related party notes payable	(43,681)	-	(43,681)	-
Proceeds from issuance of common shares	533,250	-	533,250	-
Proceeds from financing activities	323,855	-	324,274	1,359
Increase (decrease) in cash during the period	137,763	-	137,763	-
Cash, beginning of period	-	-	-	-
Cash, end of period	$137,763	$-	$137,763	$-

Supplemental Information:
Cash paid for income taxes	$-	$-	$-	$-
Cash paid for interest	$107,146	$-	$107,146	$-

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
December 31, 2017 and 2016

1.
NATURE OF OPERATIONS AND GOING CONCERN

CordovaCann Corp. (formerly LiveReel Media Corporation) (the “Company” or “CordovaCann”) is a Canadian-domiciled company focused on building a leading diversified cannabis company. CordovaCann primarily provides services and investment capital to the processing and production vertical markets of the cannabis industry. On January 3, 2018, the Company changed its name from LiveReel Media Corporation to CordovaCann Corp. The Company’s registered office is 333 Bay Street, Suite 1700, Toronto, ON, M5H 2R2.

These unaudited condensed interim consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) on a going concern basis which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. There is significant doubt about the Company's ability to continue as a going concern as the Company incurred a loss of $836,292 (December 31, 2016: $40,293) during the six month period ended December 31, 2017 and has a working capital deficit of $28,479 (June 30, 2017: $626,476) and an accumulated deficit of $9,704,624 (June 30, 2017: $8,868,332) as at December 31, 2017. The Company’s ability to continue as a going concern is dependent upon its ability to access sufficient capital until it has profitable operations and raises a material concern. To this point, all operational activities and overhead costs have been funded through related party advances, equity and debt issuances.

The Company believes that continued funding from equity and debt issuances will provide sufficient cash flow for it to continue as a going concern in its present form, however, there can be no assurances that the Company will achieve this. Accordingly, these consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities or any other adjustments that might be necessary should the Company be unable to continue as a going concern.

Currently, the Company is focused on preserving its cash by minimizing operating expenses while management evaluates investment opportunities in the cannabis industry.

2.
BASIS OF PREPARATION

(a)
Statement of Compliance

These unaudited condensed interim consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) and their interpretations as issued by the International Accounting Standards Board (“IASB”). These unaudited condensed interim consolidated financial statements have been prepared in conformity with IAS 34 Interim Financial Reporting and do not include all the information required for full annual consolidated financial statements in accordance with IFRS and should be read in conjunction with the audited consolidated financials for the year ended June 30, 2017.

The unaudited condensed interim consolidated financial statements for the period ended December 31, 2017 were approved by the Board of Directors of the Company on March 1, 2018.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
December 31, 2017 and 2016

(b)
Basis of Presentation

These unaudited condensed interim consolidated financial statements have been prepared on a historical cost basis. Historical cost is based on the fair value of the consideration given in exchange for assets. In addition, these unaudited condensed interim consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

Certain amounts in the comparative periods have been reclassified for presentations purposes. These reclassifications have no effect on the Company’s previously reported results of operations and financial position.

(c)
Functional and Presentation Currency

These unaudited condensed interim consolidated financial statements have been presented in Canadian Dollars, which is the Company’s functional and presentation currency of the Company and its subsidiary.

(d)
Use of Estimates and Judgements

The preparation of these unaudited condensed interim consolidated financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These unaudited condensed interim consolidated financial statements include estimates, which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences.

The estimates and underlying assumptions are reviewed on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected.

The key assumptions concerning the future, and other key sources of estimation uncertainty as of the date of the statement of financial position that have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities within the next fiscal year arise in connection with the valuation of financial instruments and income tax assets.

(e)
Basis of Consolidation

These unaudited condensed interim consolidated financial statements include the accounts of the Company and its wholly owned subsidiary – LiveReel Productions Corporation. All intercompany balances and transactions have been eliminated on consolidation.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
December 31, 2017 and 2016

3.
SIGNIFICANT ACCOUNTING POLICIES

These unaudited condensed interim consolidated financial statements have been prepared using the same accounting policies, significant accounting judgments and estimates, and methods of computation as the annual consolidated financial statements of the Company as at and for the year ended June 30, 2017, as described in Note 3 of those financial statements.

New Standards Not Yet Adopted

In July 2014, the IASB issued the complete IFRS 9 (IFRS 9 (2014)). In November 2009, the IASB issued the first version of IFRS 9 - Financial Instruments (IFRS 9 (2009)) and subsequently issued various amendments in October 2010, (IFRS 9 Financial Instruments (2010)) and November 2013 (IFRS 9 Financial Instruments (2013)). The mandatory effective date of IFRS 9 is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted. The restatement of prior periods is not required and is only permitted if information is available without the use of hindsight. The Company does not intend to adopt the new standard prior to its effective date and does not expect the new standard to have a significant impact on the consolidated financial statements.

In May 2014, the IASB issued a new standard, IFRS 15 - Revenue from Contracts with Customers, which replaces the current revenue recognition standards and interpretations. IFRS 15 provides a single comprehensive model to use when accounting for revenue arising from contracts with customers. The new model applies to all contracts with customers except those that are within the scope of other IFRS standards such as leases, insurance contracts and financial instruments. IFRS 15 is to be applied retrospectively. At its meeting on July 22, 2015, the IASB confirmed its proposal to defer the effective date of IFRS 15 to fiscal years beginning on or after January 1, 2018. Early application is still permitted. The Company does not intend to adopt the new standard prior to its effective date and does not expect the new standard to have a significant impact on the consolidated financial statements.

In January 2016, the IASB issued a new standard, IFRS 16 – Leases. The new standard requires lessees to recognize most leases on the balance sheet using a single model, thereby eliminating the distinction between operating and finance leases. Lessor accounting, however, remains similar to current accounting practice, and the distinction between operating and finance leases is retained. The standard is effective for annual periods beginning on or after January 1, 2019 and will supersede IAS 17 Leases. Early application is permitted if IFRS 15 – Revenue from Contracts with Customers has also been applied. The Company does not intend to adopt the new standard prior to its effective date and does not expect the new standard to have a significant impact on the consolidated financial statements.

4.
CAPITAL MANAGEMENT

The Company includes equity, comprised of issued share capital, reserves and deficit, in the definition of capital.

The Company’s primary objective with respect to its capital management is to ensure that it has sufficient cash resources to fund its activities relating to identifying and evaluating qualifying transactions. To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of equity or debt.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
December 31, 2017 and 2016

5.
FINANCIAL INSTRUMENTS AND RISK FACTORS

The fair value hierarchy that reflects the significance of inputs used in making fair value measurements is as follows:

Level 1: quoted prices in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. from derived prices); and

Level 3: inputs for the asset or liability that are not based upon observable market data.

Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The fair values of the Company’s financial instruments consisting of accounts payable and other accrued liabilities, due to related parties and related party notes payable, approximate their carrying value due to the relatively short term maturities of these instruments.

Risk Management Policies

The Company, through its financial assets and liabilities, is exposed to various risks. The Company has established policies and procedures to manage these risks, with the objective of minimizing any adverse effect that changes in these variables could have on the unaudited condensed interim consolidated financial statements. The following analysis provides a measurement of risks as at December 31, 2017:

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is not exposed to any significant credit risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due within one year. The Company’s approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. At December 31, 2017, there is substantial doubt about the Company’s ability to continue as a going concern primarily due to its history of losses and a $28,479 (June 30, 2017 – $626,476) working capital deficit. Liquidity risk continues to be a key concern in the development of future operations.

Market Risk

(i) Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The interest rates on all of the Company’s existing debt are fixed, and therefore it is not currently subject to any significant cash flow interest rate risk.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
December 31, 2017 and 2016

(ii) Foreign Currency Risk

The functional currency of the Company is the Canadian Dollar. Currency risk arises because the amount of the local currency expenses, cash flows and payables for transactions denominated in foreign currencies may vary due to changes in exchange rates.

The most significant currency exposure arises from changes in the Canadian Dollar to United States Dollar exchange rate. The effect of a 10% change in the United States Dollar against the Canadian Dollar at the reporting date, had all other variables remained constant, would have resulted in a loss of $23,926 for the period. As at December 31, 2017, the Company did not hedge any currency exposures.

(iii) Price Risk

The Company’s operations do not involve the direct input or output of any commodities and therefore it is not subject to any significant commodity price risk. In addition, the Company does not have any equity investment in other listed public companies, and therefore it is not subject to any significant stock market price risk.

Sensitivity Analysis

Based on management’s knowledge and experiences of the financial markets, the Company’s management believes the following movements are “reasonably possible”. The interest rates on all of the Company’s existing interest bearing debt are fixed. Sensitivity to a plus or minus 25 basis points change in rates would not significantly affect the fair value of this debt.

6.
EQUIPMENT

Equipment consists of the following:

	December 31, 2017			June 30, 2017
	Cost	Accumulated Depreciation	Net	Net
Equipment	$37,457	$1,873	$35,584	$-

During the three and six months ended December 31, 2017, the Company expensed $1,873 in depreciation (December 31, 2016 - nil).

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
December 31, 2017 and 2016

7.
DUE TO RELATED PARTIES

Amounts due to related parties consist of the following:

	December 31, 2017	June 30, 2017
Amounts owing to officers and a director of the company	$105,136	$12,796
Amounts owing to entities related by virtue of common officers	-	38,486
Interest accrued on related party notes payable	-	118,888
	$105,136	$170,170

On September 22, 2017, amounts due to related parties in in the amount of $53,089, including $26,471 of amounts owing to related entities and interest accrued on related party notes payable of $26,618 were settled in a transaction with a shareholder (see note 8).

Amounts due to related parties are unsecured, non-interest bearing with no specific terms of repayment.

8.
RELATED PARTY NOTES PAYABLE

On March 10, 2015, short-term loans payable in the amount of $249,825 and other related party advances in the amount of $124,822, were fully settled with the issuance of $374,647 in related party notes payable (the “Notes Payable”) to new entities related to the Company at the time of the transaction. The Notes Payable are unsecured, accrue interest at 12% per annum and are due on demand.

During the three and six month period ended December 31, 2017, the Company accrued interest of nil and $14,877 (2016 - $13,712 and $26,983), respectively, on the Notes Payable. The interest payable has been included in amounts due to related parties (see note 7).

On September 22, 2017, Notes Payable in the amount of $330,966 and accrued interest of $26,618 owing to the Company were settled in a transaction with a shareholder (see note 9).

During the six month period ended December 31, 2017, the Company fully repaid the balance owing on the Notes Payable with cash.

	December 31, 2017	June 30, 2017
Balance, beginning of period	$374,647	$374,647
Settlement with shareholder	(330,966)	-
Repayment with cash	(43,681)
Balance, end of period	$-	$374,647

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
December 31, 2017 and 2016

9.
SHAREHOLDER LOAN

On September 22, 2017, $330,966 of the Notes Payable (see note 8) and $53,089 of amounts due to related parties (see note 7) were settled by a shareholder of the Company resulting in a loan due to the shareholder in the total amount of $384,055 (the “Shareholder Loan”). The Shareholder Loan is unsecured, interest free and due on demand.

On October 19, 2017, the $384,055 owing on the Shareholder Loan was fully settled with the issuance of 7,681,110 common shares of the Company (note 10).

10.
CAPITAL STOCK

a)
Authorized: Unlimited number of common shares

b)
Issued:
	December 31, 2017		June 30, 2017
	Common Shares	Amount	Common Shares	Amount
Beginning of period	23,521,744	$7,880,660	23,521,744	$7,880,660
Issued	13,213,610	1,320,009	-	-
End of period	36,735,354	$9,200,669	23,521,744	$7,880,660

During the six month period ended December 31, 2017, the Company had the following common share transactions:

●
On October 19, 2017, the Shareholder Loan in the amount of $384,055 was settled with the issuance of 7,681,110 common shares of the Company at a price of $0.05 per share. The amount allocated to Shareholders’ Deficiency, based on the fair value, amounted to $766,759. The balance of $382,704 has been recorded as a loss on settlement of debt; and

●
On December 14, 2017, the Company issued 5,532,500 common shares valued at $0.10 per share as part of a private placement for total gross proceeds of $553,250; of which $533,250 was received in cash and $20,000 was issued pursuant to a consulting agreement.

During the six month period ended December 31, 2016, the Company had no common share transactions.

11.
RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount which is the amount of consideration established by and agreed to by the related parties. Related party transactions for the three and six month periods ended December 31, 2017 and 2016 and balances as at those dates, not disclosed elsewhere in these consolidated financial statements are:

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
December 31, 2017 and 2016

a)
During the three and six month periods ended December 31, 2017, the Company accrued interest of nil and $14,877 (2016 - $13,712 and $26,983) on loans due to related parties (see note 7);

b)
 During the three and six month periods ended December 31, 2017, the Company received $1,121 and $1,540 (2016 – nil and $1,359) in advances from related parties, for working capital purposes;

c)
During the three and six months ended December 31, 2017, the Company repaid $166,835 (2016 – nil) of related party advances;

d)
During the three and six months ended December 31, 2017, the Company purchased equipment valued at $37,457 from a corporation related by virtue of a common officer and a director; and

e)
During the three and six months ended December 31, 2017, the Company expensed $153,386 (2016 - nil) in fees payable to Officers and Directors of the Company. The Company also expensed $8,496 (2016 - nil) in travel and entertainment expenses incurred by Officers and Directors of the Company.

12.
WARRANTS

	Warrants Outstanding	Weighted Average Exercise Price	Weighted Average Life Remaining (yrs)	Warrants Outstanding	Weighted Average Exercise Price	Weighted Average Life Remaining (yrs)
Beginning of year	-	$-	-	-	$-	-
Issued	4,000,000	0.11	1.88	-	-	-
Expired	-	-	-	-	-	-
End of year	4,000,000	$0.11	1.63	-	$-	-

a)
On November 1, 2017 and in connection to a consulting agreement with a Director of the Company, the Company issued warrants for the purchase of 3,000,000 common shares of the Company exercisable until October 31, 2019 at an exercise price of $0.10 per share. On issuance, warrants for the purchase of 1,000,000 common shares vested immediately and the remaining warrants shall vest upon the consultant meeting certain deliverables as set forth in the consulting agreement.

The fair value of these issued warrants of $299,912 was determined using the Black Scholes option-pricing model with the following weighted average assumptions:

Stock price	$0.10
Risk-free interest rate	1.41%
Expected life	2 years
Estimated volatility in the market price of the common shares	512%
Dividend yield	Nil

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
December 31, 2017 and 2016

For the three and six months ended December 31, 2017, the Company expensed $99,971 of the fair value of the warrants as stock based compensation.

b)
On November 1, 2017 and in connection to a consulting agreement, the Company issued warrants for the purchase of 750,000 common shares of the Company exercisable until April 30, 2019 at an exercise price of $0.15 per share. On issuance, warrants for the purchase of 250,000 common shares vested immediately and another 250,000 vested subsequently to December 31, 2017, the remaining warrants shall vest upon the consultant meeting certain deliverables as set forth in the consulting agreement.

The fair value of these issued warrants of $78,840 was determined using the Black Scholes option-pricing model with the following weighted average assumptions:

Stock price	$0.10
Risk-free interest rate	1.41%
Expected life	1.5 years
Estimated volatility in the market price of the common shares	512%
Dividend yield	Nil

For the three and six months ended December 31, 2017, the Company expensed $49,893 of the fair value of the warrants as stock based compensation.

c)
On November 1, 2017 and in connection to a consulting agreement, the Company issued warrants for the purchase of 250,000 common shares of the Company exercisable until April 30, 2019 at an exercise price of $0.10 per share, such warrants vesting upon the consultant meeting certain deliverables as set forth in the consulting agreement.

The fair value of these issued warrants of $24,956 was determined using the Black Scholes option-pricing model with the following weighted average assumptions:

Stock price	$0.10
Risk-free interest rate	1.41%
Expected life	1.5 years
Estimated volatility in the market price of the common shares	512%
Dividend yield	Nil

The Company did not expense any of the fair value of the warrants during the three and six month periods ended December 31, 2017.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
December 31, 2017 and 2016

13.
OPTIONS

On November 22, 2017, the Company’s shareholders approved and the Company adopted a new rolling stock option plan (the “Option Plan”), under which the Board of Directors may from time to time, in its discretion, grant to directors, officers, employees and consultants of the Company. Pursuant to the Option Plan, the Company may issue options for such period and exercise price as may be determined by the Board of Directors, and in any case not exceeding ten (10) years from the date of grant with the total options issued under the Option Plan not exceeding ten percent (10%) of the common shares of the Company, outstanding at the time of the granting of such options. The minimum exercise price of an option granted under the Option plan must not be less than the market value of the common shares on the date such option is granted.

As at December 31, 2017, the Company did not have any options issued under the Plan.

14.
SEGMENTED INFORMATION

The Company does not have any reportable segments at this time and all operations take place in Canada.

15.
SUBSEQUENT EVENTS

On January 16, 2018, the Company issued options for the purchase of 1,000,000 common shares of the Company under the Option Plan, exercisable until January 15, 2021 at an exercise price of $0.40 per share, such options vesting immediately upon issuance.